Exhibit 99.1

Press Release

December 18, 2021

Suzhou, China

NIO Day 2021 Held in Suzhou

Smart Electric Sedan ET5 Unveiled

On December 18, 2021, NIO Day 2021 was held in Suzhou.

At this NIO Day, NIO unveiled the ET5, a mid-size smart electric sedan.

The ET5 features pure and precise exterior design highlighted with organic and human touches, embodying NIO's supercar DNA and the concept of "Design for AD". While drawing on the fluid silhouette of ET7, the ET5 seamlessly integrates high-performance autonomous driving sensors into its pure yet progressive body lines. The muscular haunches, inspired by the supercar EP9, and sharp creses further accentuate the youthful and dynamic image of the ET5.

Carrying on the concept of the second living room, the interior of the ET5 is sophisticated with a warm touch. Clean+ sustainable fabric forms a relaxing cocooning ambiance, and improves the acoustic performance of the cabin. The smart invisible air vents keep the instrument panel visually neat and delicate. Entering and exiting will always be at ease with the soft-close doors with frameless windows and flush door handles, and the UWB digital key and smart key.

PanoCinema is the panoramic and immersive digital cockpit on the ET5, featuring AR and VR technologies. NIO has partnered with NREAL, an innovative AR device company, to jointly develop AR glasses exclusive to NIO, which can project an effective screensize of 201-inch at 6 meters. NIO also collaborates with Nolo to jointly develop the NIO VR Glasses, with ultra-thin Pancake lenses, realizing binocular 4K display effect. The 10.2-inch HDR instrument cluster further boosts the vividness of images. Enabled by the cutting-edge hardware, continuous software development and content creation, elevated by the all-new 256-color curtain ambient lighting and Dolby Atmos 7.1.4 surround sound system, PanoCinema creates an exclusive space where users can indulge all their senses.

NIO ET5 comes with the latest NIO Autonomous Driving (NAD). With NIO Aquila Super Sensing and NIO Adam Super Computing, the car will gradually achieve a safe and reassuring autonomous driving experience in scenarios such as highways, urban areas, parking and battery swapping. NAD's full features will be gradually rolled out after development validation, and be available to users via a RMB 680 monthly subscription under ADaaS (AD as a Service) .

Inheriting NIO's high-performance DNA, the ET5 accelerates from 0 to 100 km/h in 4.3 seconds. With NIO's inhouse-developed high-performance 4-piston fixed calipers with aluminum casting, its braking distance from 100 km/h to a complete stop comes down to 33.9 meters. With a drag coefficient as low as 0.24, and the new-generation high-efficiency electric powertrain empowered by the SiC power module, the ET5's CLTC range reaches over 550 km with the 75 kWh Standard Range Battery, over 700 km with the 100 kWh Long Range Battery, and over 1,000 km with the 150 kWh Ultralong Range Battery.

Engineered to meet the five-star C-NCAP and Euro NCAP standards, the ET5 boasts ultrahigh-strength steel-aluminum hybrid body with the torsional stiffness up to 34,000 N·m/deg. With an ultra-low gravity center at 482.6 mm and an ultra-wide wheel track of 1,685 mm, the ET5 has achieved a rollover-resistance rating of 1.7, above the NHTSA's five-star criteria.

The ET5 comes with nine exterior color options, among which the First Light Kiss and the Sunbathe Yellow are exclusive to this model, and the Airspace Blue is the NIO Color of 2022.

The ET5 is priced at RMB 328,000 before subsidies, and RMB 258,000 with BaaS (Battery-as-a-Service). The delivery is expected to start in September 2022. Meanwhile, NIO announced to start order confirmation of the ET7, its mid-large smart electric flagship sedan, on January 20, 2022, and to start delivery on March 28, 2022. The ET7 has redefined the standards of computing and sensors for autonomous driving on production models, and comes standard with over 100 features for comfort, safety and smart technologies. During the preparation of mass production, 20 new features and specs have been added or enhanced, including the 0-100 km/h acceleration improved to within 3.8 seconds, and the drag coefficient optimized to 0.208.

Delivering a power experience beyond refueling is a goal NIO has been striving for. In 2022, NIO will continue to expand the charging and swapping network. By the end of 2022, NIO will have in total over 1,300 Power Swap stations, 6,000 Power Chargers and 10,000 destination chargers across China, and connect over 30 destination charging routes including the ones for the Silk Road and the tropical rainforest of Xishuangbanna.

The year of 2021 marks NIO's first step into the global market. After entering Norway, NIO will introduce its products and holistic service system to Germany, the Netherlands, Sweden and Denmark in 2022. By 2025, NIO will establish its presence in over 25 countries and regions worldwide.

The user-partner plan is a platform co-created by users in the NIO community to share resources. By providing their quality resources, NIO users can enjoy and share benefits together with others in the community. In 2022, NIO will invest 80 million NIO Points in the user-partner plan.

In addition, NIO officially announced Clean Parks, an ecosystem co-building plan, to support nature reserve protection around the globe and establish a clean and low-carbon energy cycle system, protecting the authenticity and integrity of ecosystems.

NIO users have been deeply involved in every aspect of the NIO Day 2021. 490 users took part in the co-creation of this NIO Day, and 450 users volunteered to support the NIO Day in different cities across China. The NIO Band formed by NIO users performed their new song, Say Hello to the World, live on stage, and Alan Walker, the world renowned music artist, joined hands with NIO to compose a new song, Hello World, and debuted his first EDM show across time and space at NIO Day 2021.

William Li, NIO's founder, chairman and CEO, said, "The year of 2021 is full of challenges. With a positive and optimistic attitude and outlook, NIO has grown together with its users. In 2022, we will continue to double down on product and technology development, accelerate the deployment of our service network, and enter more markets globally. We are confident about the road ahead."

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO launched the ES8, a seven-seater flagship premium smart electric SUV, in December 2017, and began deliveries of the ES8 in June 2018, and its variant, the six-seater ES8, in March 2019. NIO launched the ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and began deliveries of the ES6 in June 2019. NIO launched the EC6, a five-seater premium smart electric coupe SUV, in December 2019, and began deliveries of the EC6 in September 2020. NIO launched the ET7, a flagship premium smart electric sedan, in January 2021, and ET5, a mid-size smart electric sedan, in December 2021.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to navigate the evolving and complex regulatory environment, including the various laws, regulations and regulatory requirements regarding cybersecurity, privacy, data protection and information security; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6, EC6, ET7 and ET5; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.